Exhibit 99.1

Ctrip Reports First Quarter 2013 Financial Results

Shanghai, China, May 8, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended March 31, 2013.

Highlights for the First Quarter of 2013

•                     Net revenues were RMB1.2 billion (US$187 million) for the first quarter of 2013, up 27% year-on-year, versus our first quarter net revenue guidance of 15-20% increase year-on-year.

•                     Gross margin was 74% for the first quarter of 2013, compared to 75% in the same period in 2012.

•                     Income from operations was RMB160 million (US$26 million) for the first quarter of 2013, down 9% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB272 million (US$44 million), down 2% year-on-year.

•                     Operating margin was 14% for the first quarter of 2013, compared to 19% in the same period in 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 23%, compared to 30% in the same period in 2012.

•                     Net income attributable to Ctrip’s shareholders was RMB153 million (US$25 million) for the first quarter of 2013, down 26% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB265 million (US$43 million), down 14% year-on-year.

•                     Diluted earnings per ADS were RMB1.10 (US$0.18) for the first quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.87 (US$0.30) for the first quarter of 2013.

•                     Share-based compensation charges were RMB112 million (US$18 million), accounting for 10% of the net revenues, or RMB0.77 (US$0.12) per ADS for the first quarter of 2013.

“We are glad to report strong results in the first quarter of 2013,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “We have made solid progress and gained market shares across major business lines. We will continue to focus on our mobile strategy, improve price competitiveness, strengthen partner relationships, and enhance marketing effectiveness. Our goal is to become the one-stop travel platform with best products, best services, and best prices for our customers. We are excited to capture the opportunities in the travel industry in China and will work hard to elevate our leadership to the next level.”

First Quarter 2013 Financial Results

For the first quarter of 2013, Ctrip reported total revenues of RMB1.2 billion (US$198 million), representing a 27% increase from the same period in 2012. Total revenues for the first quarter of 2013 increased by 5% from the previous quarter.

Hotel reservation revenues amounted to RMB451 million (US$73 million) for the first quarter of 2013, representing a 23% increase year-on-year, primarily driven by an increase of 41% in hotel reservation volume and partially offset by a decrease of 13% in commission per room night. The decrease of commission per room night was primarily due to promotional activities. Hotel reservation revenues decreased by 4% quarter-on-quarter.

Air ticket booking revenues for the first quarter of 2013 were RMB457 million (US$74 million), representing a 27% increase year-on-year, primarily driven by an increase in air tickets sales volume. Air ticket booking revenues increased by 2% quarter-on-quarter.

Packaged-tour revenues for the first quarter of 2013 were RMB235 million (US$38 million), representing a 41% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased by 42% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the first quarter of 2013 were RMB51 million (US$8 million), representing a 31% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenue decreased by 11% quarter-on-quarter, primarily due to seasonality.

For the first quarter of 2013, net revenues were RMB1.2 billion (US$187 million), representing a 27% increase from the same period in 2012. Net revenues for the first quarter of 2013 increased by 5% from the previous quarter.

Gross margin was 74% for the first quarter of 2013, compared to 75% in the same period in 2012 and remained consistent with that in the previous quarter.

Product development expenses for the first quarter of 2013 increased by 36% to RMB268 million (US$43 million) from the same period in 2012, primarily due to an increase in product development personnel related expense and share-based compensation charges. Product development expenses for the first quarter of 2013 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 20% of the net revenues, increased from 18% in the same period in 2012 and decreased from 21% in the previous quarter.

Sales and marketing expenses for the first quarter of 2013 increased by 46% to RMB267 million (US$43 million) from the same period in 2012, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2013 decreased by 5% from the previous quarter, primarily due to a decrease in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 22% of the net revenues, increased from 19% in the same period in 2012 and decreased from 24% in the previous quarter.

General and administrative expenses for the first quarter of 2013 increased by 25% to RMB161 million (US$26 million) from the same period in 2012, primarily due to an increase in personnel related expenses and share-based compensation charges. General and administrative expenses for the first quarter of 2013 increased by 6% from the previous quarter, primarily due to an increase in personnel related expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with that in the same period in 2012 and in the previous quarter.

Income from operations for the first quarter of 2013 was RMB160 million (US$26 million), representing a decrease of 9% from the same period in 2012 and an increase of 33% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB272 million (US$44 million), representing a decrease of 2% from the same period in 2012 and an increase of 16% from the previous quarter.

Operating margin was 14% for the first quarter of 2013, compared to 19% in the same period in 2012, and 11% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 23%, compared to 30% in the same period in 2012, and 21% in the previous quarter.

The effective tax rate for the first quarter of 2013 was 32%, increased from 28% in the same period of 2012 and 25% in the previous quarter, primarily due to certain non tax-deductible items in PRC subsidiaries.

Net income attributable to Ctrip’s shareholders for the first quarter of 2013 was RMB153 million (US$25 million), representing a decrease of 26% from the same period in 2012 and a decrease of 20% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB265 million (US$43 million), representing a decrease of 14% from the same period in 2012 and a decrease of 13% from the previous quarter.

Diluted earnings per ADS were RMB1.10 (US$0.18) for the first quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.87 (US$0.30) for the first quarter of 2013.

As of March 31, 2013, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB6.2 billion (US$993 million).

Business Outlook

For the second quarter of 2013, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 8, 2013 (or 8:00AM on May 9, 2013 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number + 1.617.597.5412, Passcode 893 736 31#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=P4DMDMUTH

A telephone replay of the call will be available after the conclusion of the conference call through May 16, 2013. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 46370952.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2013 and 2012. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	3,421,532,962	3,939,763,848	634,340,801
Restricted cash	768,228,577	737,745,826	118,784,348
Short-term investment	1,408,664,335	1,487,624,662	239,522,229
Accounts receivable, net	983,804,403	1,254,443,621	201,977,784
Prepayments and other current assets	999,148,710	745,785,290	120,078,781
Deferred tax assets, current	61,840,526	72,365,245	11,651,518

Total current assets	7,643,219,513	8,237,728,492	1,326,355,461

Long-term deposits and prepayments	210,618,310	191,532,838	30,838,674
Land use rights	110,659,284	109,716,237	17,665,395
Property, equipment and software	1,123,937,191	1,302,525,959	209,719,514
Investment	1,437,247,949	1,413,670,522	227,614,884
Goodwill	822,585,341	828,989,339	133,475,452
Intangible assets	321,483,420	319,630,175	51,463,608

Total assets	11,669,751,008	12,403,793,562	1,997,132,988

LIABILITIES
Current liabilities:
Short-term borrowings	453,478,628	452,201,931	72,808,967
Accounts payable	1,023,672,151	1,472,683,797	237,116,603
Salary and welfare payable	229,969,924	206,125,620	33,188,256
Taxes payable	216,456,010	216,034,596	34,783,699
Advances from customers	1,414,865,769	1,330,890,648	214,286,509
Accrued liability for customer reward program	217,548,153	228,917,574	36,857,985
Other payables and accruals	354,153,607	375,254,743	60,419,711

Total current liabilities	3,910,144,242	4,282,108,909	689,461,730

Deferred tax liabilities, non-current	53,309,153	53,147,954	8,557,344
Long-term Debt	1,121,418,000	1,117,944,000	180,000,000

Total liabilities	5,084,871,395	5,453,200,863	878,019,074

SHAREHOLDERS’ EQUITY
Share capital	2,979,144	2,993,488	481,981
Additional paid-in capital	3,818,256,227	3,945,645,513	635,287,807
Statutory reserves	103,222,512	103,222,514	16,619,842
Accumulated other comprehensive loss	(58,778,675)	(82,154,164)	(13,227,630)
Retained Earnings	4,515,841,767	4,669,313,240	751,805,442
Treasury stock	(1,891,888,900)	(1,891,888,900)	(304,612,755)

Total Ctrip’s shareholders’ equity	6,489,632,075	6,747,131,691	1,086,354,687

Noncontrolling interests	95,247,538	203,461,008	32,759,227

Total shareholders’ equity	6,584,879,613	6,950,592,699	1,119,113,914

Total liabilities and shareholders’ equity	11,669,751,008	12,403,793,562	1,997,132,988

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended March 31, 2012 RMB	Quarter Ended December 31, 2012 RMB	Quarter Ended March 31, 2013 RMB	Quarter Ended March 31, 2013 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	366,784,363	468,304,604	450,524,886	72,538,946
Air-ticketing	360,463,420	447,186,315	456,502,524	73,501,405
Packaged tour	166,379,981	165,724,297	235,208,743	37,870,925
Corporate travel	38,801,113	57,532,553	50,973,701	8,207,268
Others	31,170,118	28,546,319	35,198,400	5,667,289

Total revenues	963,598,995	1,167,294,088	1,228,408,254	197,785,833

Less: business tax and related surcharges	(52,790,604)	(65,938,822)	(67,900,120)	(10,932,588)

Net revenues	910,808,391	1,101,355,266	1,160,508,134	186,853,245

Cost of revenues	(225,956,740)	(284,704,746)	(304,171,687)	(48,974,639)

Gross profit	684,851,651	816,650,520	856,336,447	137,878,606

Operating expenses:
Product development *	(196,216,150)	(264,099,634)	(267,532,617)	(43,075,388)
Sales and marketing *	(183,405,064)	(280,764,753)	(267,494,323)	(43,069,222)
General and administrative *	(128,674,249)	(151,879,211)	(161,292,761)	(25,969,724)

Total operating expenses	(508,295,463)	(696,743,598)	(696,319,701)	(112,114,334)

Income from operations	176,556,188	119,906,922	160,016,746	25,764,272

Interest income	45,773,353	34,061,163	22,559,420	3,632,289
Other income	9,437,752	58,378,812	7,689,137	1,238,027

Income before income tax expense and equity in income	231,767,293	212,346,897	190,265,303	30,634,588

Income tax expense	(64,797,513)	(53,776,285)	(61,378,155)	(9,882,488)
Equity in income of affiliates	43,475,409	4,265,040	87,806	14,138

Net income	210,445,189	162,835,652	128,974,954	20,766,238

Less: Net (income)/loss attributable to noncontrolling interests	(2,077,847)	29,716,374	24,496,519	3,944,181

Net income attributable to Ctrip’s shareholders	208,367,342	192,552,026	153,471,473	24,710,419

Comprehensive income	127,215,669	197,932,727	130,095,984	20,946,735

Earnings per ordinary share
- Basic	5.80	5.96	4.73	0.76
- Diluted	5.48	5.51	4.39	0.71

Earnings per ADS
- Basic	1.45	1.49	1.18	0.19
- Diluted	1.37	1.38	1.10	0.18

Weighted average ordinary shares outstanding
- Basic	35,911,996	32,282,299	32,439,013	32,439,013
- Diluted	38,053,311	35,719,079	36,015,108	36,015,108

* Share-based compensation charges included are as follows:

Product development	29,767,590	35,881,144	34,854,918	5,611,985
Sales and marketing	13,547,719	14,379,832	13,292,481	2,140,220
General and administrative	57,363,156	63,478,526	63,440,672	10,214,573

Ctrip.com International, Ltd.
Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(267,532,617)	23%	34,854,918	3%	(232,677,699)	20%
Sales and marketing	(267,494,323)	23%	13,292,481	1%	(254,201,842)	22%
General and administrative	(161,292,761)	14%	63,440,672	5%	(97,852,089)	8%
Total operating expenses	(696,319,701)	60%	111,588,071	10%	(584,731,630)	50%

Income from operations	160,016,746	14%	111,588,071	10%	271,604,817	23%

Net income attributable to Ctrip’s shareholders	153,471,473	13%	111,588,071	10%	265,059,544	23%

Diluted earnings per ordinary share (RMB)	4.39		3.10		7.49

Diluted earnings per ADS (RMB)	1.10		0.77		1.87

Diluted earnings per ADS (USD)	0.18		0.12		0.30

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(264,099,634)	24%	35,881,144	3%	(228,218,490)	21%
Sales and marketing	(280,764,753)	25%	14,379,832	1%	(266,384,921)	24%
General and administrative	(151,879,211)	14%	63,478,526	6%	(88,400,685)	8%
Total operating expenses	(696,743,598)	63%	113,739,502	10%	(583,004,096)	53%

Income from operations	119,906,922	11%	113,739,502	10%	233,646,424	21%

Net income attributable to Ctrip’s shareholders	192,552,026	17%	113,739,502	10%	306,291,528	28%

Diluted earnings per ordinary share (RMB)	5.51		3.18		8.70

Diluted earnings per ADS (RMB)	1.38		0.80		2.17

Diluted earnings per ADS (USD)	0.22		0.13		0.35

	Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(196,216,150)	22%	29,767,590	3%	(166,448,560)	18%
Sales and marketing	(183,405,064)	20%	13,547,719	1%	(169,857,345)	19%
General and administrative	(128,674,249)	14%	57,363,156	6%	(71,311,093)	8%
Total operating expenses	(508,295,463)	56%	100,678,465	11%	(407,616,998)	45%

Income from operations	176,556,188	19%	100,678,465	11%	277,234,653	30%

Net income attributable to Ctrip’s shareholders	208,367,342	23%	100,678,465	11%	309,045,807	34%

Diluted earnings per ordinary share (RMB)	5.48		2.65		8.12

Diluted earnings per ADS (RMB)	1.37		0.66		2.03

Diluted earnings per ADS (USD)	0.22		0.11		0.32

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2108 on March 29, 2013 published by the Federal Reserve Board.